Exhibit 99.1

AsiaStrategy shareholding update results in Sora Ventures’ Jason Fang becoming the largest shareholder

Hong Kong, Nov. 10, 2025 (GLOBE NEWSWIRE) -- AsiaStrategy (Nasdaq: SORA), a leader in institutional digital asset strategy in Asia, announced changes in the shareholding structure of its major shareholder, which established Jason Fang, CEO of Sora Ventures, as the largest shareholder of AsiaStrategy.

Previously, AsiaStrategy’s major shareholder, Pride River Limited, was held 70% by Mr. Ngai Kwan and 30% by Sora Vision Limited. Following the pending consummation of an agreement dated November 7, 2025, Pride River Limited will be owned 49% by Mr. Ngai Kwan, 30% by Sora Vision Limited, and 21% by Sora Ventures II Master Fund. As both Sora Vision Limited and Sora Ventures II Master Fund are entities aligned with Mr. Fang, he now holds the largest effective ownership interest in AsiaStrategy.

This update does not result in any change to AsiaStrategy’s management team, operations, or strategic direction. The company remains focused on its long-term objectives in cross-border institutional strategy and digital innovation across Asia, while upholding its luxury watch business. AsiaStrategy also announced it has purchased Bitcoin gift cards to reward its VIP watch customers as it explores synergies between its luxury watch and bitcoin businesses.

About AsiaStrategy

AsiaStrategy (Nasdaq: SORA) is a Hong Kong-based leader in institutional digital asset strategy, pioneering Bitcoin treasury strategies throughout Asia. Founded in 2001, the company initially specialized in trading and distributing luxury watches. In May 2025, it rebranded to focus on digital assets and blockchain innovation, positioning itself at the forefront of institutional Bitcoin treasury management in the region.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s plans with regards to the digital asset market, partnerships with third-parties, and related business strategies. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Media Contact:

AsiaStrategy Corporate Communications

Email: contact@asiastrategy.io

Phone: +852 2815 7988